EXHIBIT 12.2
BOSTON PROPERTIES LIMITED PARTNERSHIP
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DISTRIBUTIONS
Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the six months ended June 30, 2017 and the five years ended December 31, 2016 were as follows:

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures, gains on consolidation of joint ventures and gain on sale of investment in unconsolidated joint venture	$276,714	$433,554	$409,246	$353,758	$254,536	$244,561
Gains on sales of real estate	4,477	82,775	377,093	174,686	—	—
Amortization of interest capitalized	5,411	10,685	10,203	8,211	5,522	5,278
Distributions from unconsolidated joint ventures	2,905	24,955	8,469	7,372	17,600	20,565
Fixed charges (see below)	219,612	456,710	471,435	514,868	522,070	465,586
Subtract:
Interest capitalized	(26,628)	(39,237)	(34,213)	(52,476)	(68,152)	(44,278)
Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(19,053)	(37,171)	(40,248)	(28,958)	(5,818)	—
Total earnings	$463,438	$932,271	$1,201,985	$977,461	$725,758	$691,712
Fixed charges:
Interest expensed	$190,677	$412,849	$432,196	$455,743	$447,240	$413,564
Interest capitalized	26,628	39,237	34,213	52,476	68,152	44,278
Portion of rental expense representative of the interest factor (one-third of rental expense)	2,307	4,624	5,026	6,649	6,678	7,744
Total fixed charges	$219,612	$456,710	$471,435	$514,868	$522,070	$465,586
Preferred distributions	5,250	10,500	10,506	11,523	14,103	3,497
Total combined fixed charges and preferred distributions	$224,862	$467,210	$481,941	$526,391	$536,173	$469,083

Ratio of earnings to fixed charges	2.11	2.04	2.55	1.90	1.39	1.49
Ratio of earnings to combined fixed charges and preferred distributions	2.06	2.00	2.49	1.86	1.35	1.47